Filed by Tower Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Tower Financial Corporation

Commission File No. 000-25287

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Tower Financial Corporation (“TFC”) pursuant to the terms of an Agreement and Plan of Merger dated as of September 9, 2013 (the “Merger Agreement”) between Old National and TFC. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by TFC on September 10, 2013. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4, which was declared effective by the SEC on December 19, 2013, and includes Tower’s Proxy Statement and a Prospectus of Old National. A definitive Proxy Statement/Prospectus was mailed to shareholders of Tower on or about December 19, 2013 and was filed with the SEC on December 20, 2013.

January 10, 2014

Re: 2014 Opportunities

Dear Valued Client:

As we enter 2014, we thank you for your continued support and the confidence and trust you have placed in Tower Trust Company.

Our initial professional team of three joined Tower Bank for the purpose of starting its Trust Department on August 11, 1999. Over the last fourteen-plus years we have grown from a professional team of three to a professional team of fourteen. Each team member was selected to join Tower because of his or her education, credentials, experience, and values. We are very proud that, with only a few exceptions over the past fourteen years, our team members have stayed together, which we believe reflects our cohesiveness to our core values, placing our clients’ interests and service to our clients as our primary responsibilities.

Typically, a bank and trust company merger results in some job losses – some planned and some not. We are very pleased and proud to share with you that Tower’s Wealth Management Group, consisting of both our Trust and Brokerage professional team members, will not be reduced as a result of our merger. Your Tower Team members, who have served you and your family over these past many years, will be here to serve you into the future.

We are proud to have an enviable, cohesive group of strong, professional team members; we look forward to the opportunity to work with you for many, many more years.

Sincerely,

Gary D. Shearer	David A. Fee
President & CEO	First Vice President, Senior Trust Officer

260.427.7005 | TowerPrivateAdvisors.net Mailing Address: PO Box 11080 | Fort Wayne, IN 46855 Located at: 116 E. Berry Street | Fort Wayne, IN 46802

The acquisition of Tower Financial Group is pending and is subject to the approval from applicable regulatory authorities and the shareholders of Tower as well as the satisfaction of customary closing conditions.

Additional Information for Shareholders

In connection with the proposed merger, Old National has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which was declared effective by the SEC on December 19, 2013, and includes Tower’s Proxy Statement and a Prospectus of Old National, and each of Tower and Old National have filed and will file other documents with respect to the proposed merger. A definitive Proxy Statement/Prospectus was mailed to shareholders of Tower on or about December 19, 2013. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Tower and Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Tower’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings,” or from Old National’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Tower and Old National and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower in connection with the proposed merger. Information about the directors and executive officers of Tower is set forth in the proxy statement for Tower’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 28, 2013. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 15, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains forward-looking statements that, by their nature, are predictive and are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about our company.

These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance, speak only as of this date, and involve risks and uncertainties related to our banking business, to general business and economic conditions that may affect our business, and to consummation of the proposed merger between Tower and Old National, any or all of which may cause actual results to turn out differently. More detailed information about such risks and uncertainties may be found in our most recent Annual Report on Form 10-K, or, if applicable, in subsequently filed Quarterly Reports on Forms 10-Q, under the captions “Forward-Looking Statements” and “Risk Factors,” which we file from time to time with the SEC, as well as in the definitive Proxy Statement/Prospectus mailed to Tower’s shareholders on or about December 19, 2013 and any amendments or supplements to the definitive Proxy Statement/Prospectus under similar captions . The SEC reports are available on the SEC’s website at www.sec.gov, as well as on our website at www.towerbank.net.